QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99. (a)(1)(B)

[FORM OF MEMORANDUM FROM COMPANY PRESIDENT AND CHIEF EXECUTIVE OFFICER, TO ELIGIBLE PARTICIPANTS]

May 7, 2003

Dear [TESSCO Team Member]:

        As an important TESSCO stock option holder, I want to present an opportunity for you to consider: Possible repurchase by TESSCO of your "eligible" stock options.

        TESSCO has historically strived to make ownership in our company widespread. In addition to a stock purchase plan, we have issued options to you and other significant contributors, as a motivation to drive performance, which would be reflected in stock price. Unfortunately, today many of our outstanding options have exercise prices that are, and have been, significantly higher than the market price of our common stock. As a result, we are offering a repurchase program that will allow us to remove the negatives of significantly "out of the money" options.

        Let me outline the terms:

        TESSCO is extending to you an offer to repurchase and cancel your stock options issued under the TESSCO Technologies Incorporated 1994 Stock and Incentive Plan, as amended, or under the TESSCO Technologies Incorporated 1984 Employee Incentive Stock Option Plan, as amended, in either case:

  •
  having an exercise price per share of $11.00 or more and an expiration date prior to April 30, 2007, or

  •
  having an exercise price per share of $18.00 or more, without regard to expiration date.

        If you tender your options for repurchase and cancellation, and we accept those options, you will receive payment for those options in the corresponding amount(s) shown on Schedule A to this memorandum, less applicable withholding taxes and charges.

        Attached is an outline of how the program generally works. We encourage you to give it serious consideration. In order to participate in this program, you must take action before 5:00 p.m. on June 5, 2003, unless the expiration date is extended to a later date in accordance with the terms of the program.

        You will also receive a more detailed document, entitled "Offer to Repurchase and Cancel Outstanding Options to Purchase Common Stock Having an Exercise Price Per Share of $11.00 or More and an Expiration Date Prior to April 30, 2007, or Having an Exercise Price Per Share of $18.00 or More, Without Regard to Expiration Date" explaining the program in greater detail. We refer to that document as the Offer to Repurchase. Please note that neither this letter nor the attached outline of how the program generally works should be considered as a substitute for the information included in the Offer to Repurchase and the related documents. You should carefully read all of these documents, and the documents referred to therein, in their entirety, and you should consult with your own financial, accounting, tax and legal advisors before deciding whether to participate in the offer.

        I look forward to answering any questions you may have.

                      Sincerely,
                      Robert B. Barnhill, Jr.
                      Chairman of the Board, President and
                      Chief Executive Officer

HOW THE PROGRAM GENERALLY WORKS:

        The Board of Directors of TESSCO Technologies Incorporated ("TESSCO" or the "Company"), following the approval and upon the recommendation of the Compensation Committee of the Board of Directors, has approved the offer to all team members, including officers, who hold stock options under the Company's 1994 Stock and Incentive Plan, as amended (the "'94 Plan"), or under the TESSCO Technologies Incorporated 1984 Employee Incentive Stock Option Plan, as amended (the "'84 Plan" and together with the '94 Plan, the "Plan"), to repurchase and cancel outstanding stock options with an exercise price per share of $11.00 or more and an expiration date prior to April 30, 2007, or an exercise price per share of $18.00 or more, without regard to expiration date. TESSCO (also referred to herein as "us", "we" or "our") is making the offer upon the terms and conditions described in an "Offer to Repurchase and Cancel Outstanding Options to Purchase Common Stock Having an Exercise Price Per Share of $11.00 or More and an Expiration Date Prior to April 30, 2007, or Having an Exercise Price Per Share of $18.00 or More, Without Regard to Expiration Date", a copy of which is being provided to you separately, and which we generally refer to as the Offer to Repurchase. The offer expires at 5:00 p.m. Eastern Daylight Time on June 5, 2003, unless we decide to extend the offer for any reason.

        If you are eligible and you elect to participate in this offer, the options previously granted to you under the Plan having an exercise price per share of $11.00 or more and an expiration date prior to April 30, 2007, or having an exercise price per share of $18.00 or more, without regard to expiration date, may be surrendered or tendered to the Company, and if TESSCO accepts those options for repurchase and cancellation, you will receive payment in an amount set forth or calculated in accordance with Schedule A to this memorandum, less applicable withholding taxes and charges. We determined the amount to be paid for each option tendered and cancelled in the offer after consideration of a variety of factors and application of a discounted Black-Scholes option pricing model. You must make your own determination of value and we encourage you to consult with your own financial, accounting, tax and legal advisors as to the advisability of your participating in the Offer.

        There must be strict adherence to the rules and procedures applicable to your participation in this offer. Those rules are described in greater detail in the Offer to Repurchase and the documents referred to or therein, or attached thereto.

        If you validly tender eligible options and we accept those options for repurchase and cancellation, we will pay you the cash to which you are entitled promptly after the offer expires, less applicable withholding taxes and charges. In no event do we or will we have any obligation to issue new options to you, at any time.

        We currently contemplate that the offer will expire on June 5, 2003 and that payment for options tendered and cancelled in the offer will be made on or about the second business day following the expiration of the Offer. However, the offer, and correspondingly the date on which payment will be made, may be extended beyond June 5, 2003, as further described in the Offer to Repurchase.

        IF OUR STOCK PRICE INCREASES AFTER THE DATE THAT YOUR TENDERED OPTIONS ARE CANCELLED, YOUR CANCELLED OPTIONS MIGHT HAVE BEEN WORTH MORE THAN THE CASH THAT YOU RECEIVE IN CONSIDERATION FOR THE REPURCHASE AND CANCELLATION.

        Once your options are tendered, repurchased and cancelled, you will not be able to exercise those options. All rights to your options which are tendered will be irrevocably terminated once TESSCO has accepted those options for repurchase and cancellation.

        To take advantage of this offer, please carefully read the Offer to Repurchase, which explains the program in greater detail. If, after carefully reading and considering the Offer to Repurchase and all relevant material, and after considering the relevant factors and consulting with your financial, accounting, tax and legal advisors as you deem appropriate, you determine that you still wish to participate in the Offer, you should complete, sign and return the attached Letter of Transmittal to Mary Lynn Schwartz before 5:00 p.m. Eastern Daylight Time on June 5, 2003, or if we extend the expiration date of the Offer, before the extended expiration date. Any Letter of Transmittal received late will be disregarded and ineffective. As part of submitting the Letter of Transmittal, you will be required to identify the specific option grant(s) which relate to the eligible options that you wish to tender. Please see the Letter of Transmittal for the information required to identify each specific grant.

        If, after submitting a Letter of Transmittal and prior to the termination of the Offer at 5:00 p.m. Eastern Daylight Time on June 5, 2003 (or such later date if the Offer is extended), you change your mind and decide not to participate in the Offer at all, it will be necessary for you to submit a Notice to Withdraw, thereby withdrawing from the Offer those eligible options which you have previously tendered pursuant to the Letter of Transmittal. If, prior to the expiration of the Offer, you then change your mind once again and desire to participate, you may submit a new Letter of Transmittal, bearing a later date and time and identifying those specific option grants which you then wish to include in the cancellation, but again, you must do so prior to the expiration of the Offer at 5:00 p.m. Eastern Daylight Time on June 5, 2003, or such later date if the offer is extended.

        If after submitting a Letter of Transmittal and prior to the termination of the Offer at 5:00 p.m. Eastern Daylight Time on June 5, 2003 (or such later date if the Offer is extended), you change your mind and decide to participate in the Offer, but with respect to eligible options other than those identified in the Letter of Transmittal then most recently submitted by you, you should not submit a Notice to Withdraw, but instead you should submit a new Letter of Transmittal, bearing a later time and identifying those specific option grants and eligible options which you then wish to include in the Offer. Upon the receipt of such a new, properly filled-out, signed and dated Letter of Transmittal, any previously submitted Letter of Transmittal will be disregarded and will be considered replaced in full by the new Letter of Transmittal. Please remember that the new Letter of Transmittal will replace the old Letter of Transmittal, so it will be necessary to include on the new Letter of Transmittal all option grants and eligible options desired to be included in the Offer, and not only the additional option grants and eligible options sought to be included.

        In any event, the directions given by you most recently prior to the expiration of the Offer will be binding and not subject to further adjustment, change or withdrawal.

        Please direct any questions about the offer to Mary Lynn Schwartz at TESSCO Technologies Incorporated, 375 West Padonia Road, Timonium, Maryland 21093, Phone: 410-229-1000, Fax: 410-229-1559, e-mail: Schwartz@tessco.com.

[FORM OF SCHEDULE A TO MEMORANDUM FROM COMPANY PRESIDENT AND CHIEF EXECUTIVE OFFICER, TO ELIGIBLE PARTICIPANTS]

SCHEDULE A

[INSERT NAME OF ELIGIBLE PARTICIPANT HERE]

(A)	(B)	(C)	(D)	(E)
ELIGIBLE OPTION GRANT DATE	EXERCISE PRICE ($) PER SHARE	NO. OF SHARES CURRENTLY COVERED BY PARTICULAR OPTION AGREEMENT	PAYMENT ($) PER ELIGIBLE OPTION(1)	TOTAL PAYMENT ($) FOR ALL ELIGIBLE OPTIONS COVERED BY PARTICULAR OPTION AGREEMENT (Col. (C) times Col. (D))

[INSERT APPROPRIATE INFORMATION FOR ELIGIBLE PARTICIPANT NAMED ABOVE]

(1)
Without regard to applicable withholding taxes and charges. Payment and withholding will be in accordance with our standard payroll procedures and withholding elections unless alternative arrangements, compliant with applicable legal requirements and acceptable to us, are made. Please contact Amy Angerer at 410-229-1382 to advise, prior to June 5, 2003 at 5:00 p.m., Eastern Daylight Time, or prior to the later expiration date of the offer, if extended.

QuickLinks

[FORM OF MEMORANDUM FROM COMPANY PRESIDENT AND CHIEF EXECUTIVE OFFICER, TO ELIGIBLE PARTICIPANTS]